UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 28, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

ANNUAL INFORMATION FORM
for the year ended November 30, 2005
Offshore Systems International Ltd.
107 — 930 West 1st Street
North Vancouver, BC V7P 3N4
Tel: 604.904.4600
Fax: 604.987.2555
www.osil.com
Date: February 28, 2006

Certain statements contained in this Annual Information Form constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including among others, those which are discussed under the heading “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. We do not intend, and do not assume any obligation, to update these forward-looking statements.
Unless specifically stated otherwise, all dollar amounts set forth in this Annual Information Form are in Canadian dollars.
1. CORPORATE STRUCTURE
The Corporation
In this Annual Information Form, or “AIF”, references to “OSI”, “the Company”, “we”, “us”, and “our” refer to Offshore Systems International Ltd. and its subsidiaries, as applicable.
Offshore Systems International Ltd. was incorporated under the Company Act (British Columbia) on June 10, 1987 under the name “Kappa Resource Corporation”. On April 23, 1990, the Memorandum of the Company was altered to change the name of the Company to “Offshore Systems International Ltd.” and the Memorandum and Articles of the Company were amended to designate 10,000,000 of the 100,000,000 authorized Class A Preference Shares as Class A Preference Shares Series A Convertible. On February 4, 2003, the Memorandum and Articles were further amended to designate 10,000,000 of the 100,000,000 authorized Class B Preference Shares as Class B Series 1 Preference Shares. In March of 2004 The Company Act (British Columbia) was replaced with The Business Corporations Act of British Columbia (the “BCBCA”). As required by the BCBCA, we filed an application for transition and were issued a Notice of Articles on May 15, 2004, which replaced the memorandum. On April 11, 2005 we filed a Notice of Alteration to change our authorized share capital and our Articles in the following ways:
i)	by increasing the number of authorized Common Shares from 100,000,000 to an unlimited number;

ii)	to create a new series of 10,000,000 shares designated as Class B Series 2 Preference Shares;

iii)	to create a new class of shares designated as an unlimited number of Class C Preference Shares which may be issued in series; and

iv)	to replace the Company’s Articles with new Articles.
Our head office is located at Suite 107 — 930 West 1st Street, North Vancouver, British Columbia, Canada, V7P 3N4. Our registered and records office is located at Suite 800 — 885 West Georgia Street, Vancouver, British Columbia, Canada, V6C 3H1.

Subsidiaries
The Company presently has six subsidiaries or sub-subsidiaries. All of the outstanding shares of each corporation are owned by its parent. The following organizational chart shows the intercorporate relationships and the jurisdiction of incorporation or organization of each subsidiary:

Note: (1) Originally incorporated in Yukon Territory and continued into B.C. in 2005.
2: GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
OSI is engaged in the research, development, and marketing of software, systems, and services for enhancing situational awareness in command, control, and intelligence applications. Our products and services are sold through three business areas: marine systems, land and air systems, and mapping.
The commentary provided below provides additional detail about the general development of the business over the last three fiscal years.
For the marine systems market, we develop, produce, and sell marine electronic chart display systems for precise positioning and navigation of ships, command and control system products that support real-time decision-making, and related products and services for both. We also develop and provide analysis, production, and distribution of geospatial data for electronic display.
Our principal product for the marine systems market is ECPINS® for use in the commercial shipping industry and in military defense. ECPINS® reads navigation position inputs from the ship’s position, velocity, and heading sensors, such as the speed log, the gyrocompass, and the Differential Global Positioning System receiver, and displays the ship’s position continuously on a computer screen against the background of an electronic chart. The ECPINS® product line includes an optional radar overlay display system, which enables a navigator using the system to track other ships and objects. With this option, ECPINS® combines the “collision avoidance” capabilities of radar with the “grounding avoidance” capabilities of electronic nautical charts. In the last few years, we have developed specific ECPINS® systems to meet NATO’s warship electronic chart display and information systems standard and the specialized needs of the submarine market.
With growing market demand for sophisticated electronic chart navigation systems among the international defense and homeland security market, we focus on the development of advanced systems and services to meet the needs of government customers, including the Royal Navy of the UK, the Canadian Navy, the Canadian Coast Guard, the United States Coast Guard, the United States Navy, the New Zealand Royal Navy, the Royal Australian Navy, the Portuguese Navy, the Royal Danish Navy, and the Royal Norwegian Navy. These customers have unique requirements requiring a systems solution, which usually involves bundling the ECPINS products with systems customization, training, and installation. These customers often have non-recurring engineering needs that are met by our engineering capabilities.

In 2003, we announced the launch of a new product – COP-IDS®, a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture – Image Display Server. In the subsequent two years, we expanded our Common Operational Picture Product Line (COP PL) adding tactical and web display capabilities. The COP PL is a commercial off the shelf solution supporting command, control, communication, intelligence, surveillance, and reconnaissance (“C3ISR”) systems for strategic, operational and tactical
We produce and sell electronic chart data to national chart agencies and hydrographic offices worldwide. We also provide chart services to the United States Coast Guard and land mapping services to local, regional and federal governments. On April 8, 2005, we acquired Mapcon Mapping Consultants Inc. (“Mapcon”) of Salt Lake City, Utah, United States for approximately $1.3 million. Mapcon is a privately-held company in the digital and electronics chart data production market and provides us access into the U.S. market.
During the past few years, the strategy of forging relationships with partners in order to pursue lucrative international procurements has proven to be very successful and has positioned us as the leader in situational awareness technologies. Our teaming partners include L-3 Communications and General Dynamics in Canada; Lockheed Martin in the U.S., Canada, and the U.K.; Kelvin Hughes in the U.K.; Nautronix Ltd. in Australia; and Terma in Denmark.
Significant Acquisitions
On December 14, 2005, we completed the acquisition of U.S.-based CHI Systems Inc. (“CHI Systems”) for a combination of cash and stock valued at approximately $10.3 million. Information respecting the acquisition may be found in our Business Acquisition Report dated February 27, 2006 and filed on SEDAR at www.sedar.com. That report is incorporated into this AIF by reference.
3. BUSINESS DESCRIPTION
General
OSI develops and provides display systems and data for defense, government, and commercial customers. Historically we have conducted our operations through three business units that are reportable segments. The Navigation Systems business unit develops and produces moving geographic information display systems and software. The Applications business unit develops situational awareness products for command and control systems. The Geomatics business unit provides digital land map and electronic nautical chart production services, and produces and distributes electronic nautical chart data.
In 2006, we plan to change our revenue and reporting segments to reflect management’s analysis of the business following the recent U.S. acquisitions. Beginning in the first quarter of 2006, we will report consolidated revenue as Marine systems, Land and air systems, and Mapping (previously Software, Geomatics, Systems and software components, and Other). Segmented results will be reported as Offshore Systems Ltd., CHI Systems Inc., and Mapcon Mapping Inc. (previously Navigation systems, Applications, and Geomatics).
Principal Products
During the last three years, the principal products which we sold were as follows:
Electronic Chart Precise Integrated Navigation System (ECPINS®)
ECPINS®, introduced in 1991, is a “real time” electronic chart display and information system. ECPINS® analyzes critical information such as the ship’s heading, speed and position, and displays the ship’s position in real time on an electronic chart, as well as tracking other vessels with its optional radar overlay and Universal Automatic Identification System interfaces. In addition, ECPINS® has the ability to display unsafe water depth (soundings) and to project an “anti-grounding sector” ahead of the ship for any selected time interval which will trigger alarms if the vessel is approaching shoals, reefs or other hazards.
In August of 2000, we launched ECPINS®-M, a new product specifically designed for the military market, and ECPINS® 3000 series through 5000 series products for the commercial market. All current ECPINS® models run on an Intel x86 computer (“PC”) with a Microsoft Windows NT 4.0 operating system. ECPINS®-M, was designed to incorporate our high performance seamless and simultaneous chart display with the specific navigational demands of the military market. ECPINS® commercial products have three separate product series with functions ranging from basic entry-level to complex instruments with radar overlay display capability, all at lower price points than the original ECPINS® product. The three models are known as the ECPINS® 3000, 4000, and 5000.
In 2004 we launched ECPINS®-W, a highly advanced version of our core technology designed specifically to meet NATO’s WECDIS (Warship Electronic Chart Display and Information Systems). We have also developed a highly specialized electronic navigation system for the submarine market, called ECPINS®-S.
Projects
From time to time, we accept contracts for the development of additional features and capabilities for incorporation into ECPINS®. These projects often become specialized products specific to the customer.
Mapping
We provide analysis, production, and distribution of electronic nautical chart and land mapping data to customers in Canada and the U.S. These services are provided on a contract basis to government and commercial organizations such as hydrographic offices, regional and local governments, military agencies and shipping companies. We also sell electronic navigation charts from various national hydrographic offices, and our own intellectual property inventory to commercial and government customers. On April 8, 2005, we acquired Mapcon, a privately-held company in the digital and electronic mapping market that provides us access into the U.S. market.
Common Operational Picture (COP) Products
In 2003, we announced the launch of COP-IDS®, a client server application that allows customers to integrate our mapping and imagery display technology into existing command and control systems rapidly and cost effectively. COP-IDS® stands for Common Operational Picture — Image Display Server. It is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS® allows our customers to share data across command and control systems, regardless of the systems in use.
In the subsequent years, we expanded our Common Operational Picture (COP) product line. In addition to the integrated display server, COP-IDS®, the COP product line now includes:
▪	COP- TDS™: a tactical display server that provides track, target and tactical information such as mission and operational data; and

▪	COP-WDS™: an open GIS WMS compliant web map server.
Our COP products are commercial off the shelf solutions supporting C3ISR systems for strategic, operational and tactical. These products address the needs of not only navy applications but also army, air force, special forces, and coalition forces operations.
To capitalize on the potential of the COP product line, we added a new line of business – OSI Applications, starting in fiscal 2004. OSI Applications develops software applications and tools for situational awareness. OSI Applications is a division of the Company’s subsidiary Offshore Systems Ltd. and provides products and services to military forces, government agencies and systems integrators to enable improved situational awareness. Beginning in fiscal 2006, OSI Applications will included in our marine, land and air systems businesses.

Distribution Strategy
We employ a common distribution strategy for all of our markets which relies on a combination of direct sales and indirect sales through teaming relationships, strategic partnerships, and distributorships to obtain major orders from both new and existing customers. This strategy has resulted in us becoming an industry leader with the most ships under contract and a supplier to eight NATO and allied navies.
As at November 30, 2005, we had 16 employees engaged in sales and marketing products. The distribution of sales range from naval customers, including the Royal Navy of the United Kingdom, the Royal Australian Navy, the Danish Navy, the Royal New Zealand Navy and the Portuguese Navy, to commercial shipping companies.
We also attend selected major international trade shows and conferences. During fiscal 2005, we attended shows and conferences as follows:
▪	DGI Europe 2006 from January 25 to 27, 2005 — London, United Kingdom.

▪	West 2005 from February 1 to 3, 2005 — San Diego, California.

▪	Sea-Air-Space 2005 from March 22 to 24, 2005 — Washington, DC.

▪	MACC Show 2005 from May 17 to 20, 2005 — Norfolk, Virginia.

▪	International trials at the Coalition Warrior Interoperability Demonstration (CWID) from June 13 to 23, 2005.

▪	Undersea Defence Technology, Europe 2005 conference from June 21 to 23, 2005 — Amsterdam, the Netherlands.

▪	Trafalgar 200 from June 27 to 29, 2005 — London, United Kingdom.

▪	Defence Systems and Equipment International Exhibition & Conference from September 13 to 16, 2005 in London, United Kingdom.
Revenues
In fiscal 2005 and 2004, we recognized revenue from our three business units (Navigation Systems, Applications, and Geomatics) categorized into four sources: systems and system components, software, geomatics, and other. Systems and system components revenues are derived from sales of system solutions and components of system solutions. Software revenues are derived from the sale of ECPINS® and COP software. Geomatics revenues are generated from hydrographic chart and land-based mapping services, and from the sales of geospatial data for electronic display. Other revenue includes revenue derived from system repairs, system servicing, system installation, training and consulting.
The following tables present revenues from sales to customers outside the consolidated entity for the past two fiscal years by segment:

	Navigation
Year ended November 30, 2005	Systems	Applications	Geomatics	Total

Systems and system components	$3,529,076	$369,347	$—	$3,898,423
Software	5,665,590	—	—	5,665,590
Geomatics	—	—	3,535,907	3,535,907
Other	313,394	—	14,126	327,520

Total Revenue	$9,508,060	$369,347	$3,550,033	$13,427,440

	Navigation
Year ended November 30, 2004	Systems	Applications	Geomatics	Total

Systems and system components	$4,217,883	$110,857	$—	$4,328,740
Software	5,496,118	80,422	—	5,576,540
Geomatics	—	—	2,979,728	2,979,728
Other	518,670	—	47,625	566,295

Total Revenue	$10,232,671	$191,279	$3,027,353	$13,451,303

For a discussion and analysis of the variances in total revenue by business unit for the past two fiscal years, please refer to Management’s Discussion and Analysis for the year ended November 30, 2005, which is incorporated into this AIF by reference.
In fiscal 2006, we plan to change our revenue and reporting segments to reflect management’s analysis of the business following our two U.S. acquisitions. Beginning in the first quarter of 2006, we will report consolidated revenue as Marine systems, Land and air systems, and Mapping (previously Software, Geomatics, Systems and software components, and Other). Segmented results will be reported as Offshore Systems Ltd., CHI Systems Inc., and Mapcon Mapping Inc. (previously Navigation systems, Applications, and Geomatics).
Competition
Electronic Chart Precise Integrated Navigation System (ECPINS®)
Competition for our ECPINS® products comes from companies that sell other integrated navigational systems based on electronic chart technology. These systems exist in a wide variety of formats, each offering features and benefits for differing applications.
A potential group of competitors comes from the radar and marine equipment segment of the industry and generally consists of large corporations, including Raytheon Marine GmbH and STN Atlas Elektronik GmbH from Germany, Kongsberg Maritime AS from Norway, Kelvin Hughes Limited from the United Kingdom, Sperry Marine a division of Northrop Grumman Corporation from the United States, and Transas Marine Ltd. from the United Kingdom. All of these companies offer competing products.
Another category of potential competitors is comprised of companies that primarily target the pleasure boat market. While we currently do not market or intend to market our ECPINS® products to the pleasure boat market, these companies may extend their operations to compete with us in the navigational systems market. Through extensive research and development, the existing product or products of these other companies could evolve into solutions that could compete with ECPINS®. In fact, some of these companies entered the pleasure boat market a few years ago and may have hundreds of systems in use, any of which could be developed further to compete with ECPINS®. The companies in this group include: C-Map, Laserplot Inc., Electronic Marine Systems, and Maptech.
Common Operational Picture (COP) Products
Competition for our Common Operational Picture products comes from companies that sell similar products based on electronic chart and land map technology. Currently, the principal competitor is a product developed by Northrop Grumman known as the Command and Control Personal Computer (“C2PC”). We believe the addition of the COP-IDS® solution into the market may prompt other companies to develop and market competing products. Companies that may elect to do this would be defense and commercial contractors who currently offer products that compete with our ECPINS® products, and companies such as Intergraph Corporation, Overwatch, Raytheon Solypsis, ATI Australia, the Geospatial-Intelligence Solutions division of Lockheed Martin, and ESRI that offer similar land-based information products.
Mapping
Competition for our mapping products and services comes from two groups of organizations.
The first and larger group consists of organizations that are largely focused on providing photogrammetric and mapping services and products. This group is dominated by a few large and medium sized firms and over 300 small firms. The small firms may also provide services to the large and medium sized firms on a sub-contract basis. Organizations that fall in the group of large and medium sized firms include Woolpert LLC, BAE Systems/ADR Inc., HJW GeoSpatial, Inc., Surdex Corporation, 3DI LLC, Aerial Services Inc., Merrick & Company, EarthData, Photo Science, Inc. and 3001 Inc., all of the U.S., the Mapping Group of MacDonald Detwiller & Associates’ Ltd.’s Geographic Information Products Division, Intermap Technologies Corporation, Hauts-Monts International Inc. and SNC — LAVALIN Environment Inc., all of Canada. Firms outside of Canada and the U.S. that fall into this group are Institut Géographique National of France, Hansa Luftbild AG of Germany, Trabajos Catastrales, S.A. of Spain, Geocart S.A. of Spain, Cartographic Institute of Cataluña (ICC) of Spain and Sistemas de Información Geográfica S.A. de C.V. of Mexico.

The second group are those organizations focused on providing analysis, production and distribution of electronic nautical chart data. This group is dominated by the government hydrographic offices of approximately 30 countries which have historically provided the majority of the world’s nautical charts. Many of these hydrographic offices now sub-contract a portion of their nautical chart production to private companies. Private sector competition is limited to a handful of companies. Companies in this group include: C-Map of Norway and the U.S., Nautical Data International Inc. of Canada, Transas Dataco Ltd. of United Kingdom, 3001 Inc. of the U.S. through their association with IIC Technologies Inc. of India, Infotech Enterprises Limited of India and GeoNet Technologies Inc. of Canada.
Sources and Availability of Components
We purchase computer components and other electronic hardware for assembly into our systems. These goods are available from multiple suppliers, and prices are subject to the normal trade practices for the industry. No raw materials are used in our products.
Trademarks and Intellectual Property Rights
We have registered trademarks for “ECPINS®” and “COP-IDS®” in Canada and the United States. We either own or license the rights to all intellectual properties used in our products.
Our trademark and copyright protection contributes to the preservation of our competitive position in the market. There can be no assurance that any of these will not be challenged, invalidated, or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third-party development of similar technologies, which may adversely affect the Company.
Employees
As of November 30, 2005, we had 89 employees.
Foreign Operations
In fiscal 2005, the Company was not dependent on foreign operations. On December 14, 2005 we acquired U.S.-based CHI Systems that contributes approximately 50% of the company’s revenues (based on historical information) and forms half of our operations.
Specialized Skill and Knowledge
Due to the specialized nature of our business, our future performance is dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales, and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could harm our business, results of operations, and financial condition.
Risk Factors
An investment in our shares involves risk. Investors should carefully consider the risks described in Management’s Discussion and Analysis under the heading “Risks and Uncertainties” which information is incorporated into this AIF by reference and can also be found on SEDAR at www.sedar.com. The risks and uncertainties described are not the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also affect our business.

4. DIVIDENDS
The Company has declared and paid dividends during the past three years as follows:

Years ended November 30	2005	2004	2003

Class A Preference Shares — Series A	$—	$—	$—
Class B Preference Shares — Series 1	$2.76	$4.50	$0.87
Class B Preference Shares — Series 2	$4.02	$—	$—
Common Shares	$—	$—	$—
There are no restrictions that could prevent the Company from paying dividends, other than the varying rights attached to the classes of shares as described below under “CAPITAL STRUCTURE”; however, we have not declared or paid dividends on any of our outstanding common shares, and do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance the expansion of the business. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our earnings, capital requirements, and financial position, as well as any other factors deemed relevant by the Board of Directors.
5. CAPITAL STRUCTURE
Capital Structure
The Company has the following authorized capital stock:
▪	An unlimited number of Common Shares without par value;

▪	100,000,000 Class A Preference Shares with no par value, issuable in series, of which one series has been created, being 10,000,000 shares designated as Class A Preference Shares Series A Convertible without par value;

▪	100,000,000 Class B Preference Shares with a par value of $50 each, issuable in series, of which 2 series have been created:
▪	10,000,000 shares designated as Class B Series 1 Preference Shares with a par value of $50 each; and

▪	10,000,000 shares designated as Class B Series 2 Preference Shares with a par value of $50 each; and
▪	An unlimited number of Class C Preference Shares without par value, issuable in series.
Rights Attached to Shares
The following is a description of the rights, preferences, and restrictions attached to each class and series of our shares:
a)	Unlimited number of Common Shares without par value – Each Common Share carries the right to one vote at any general meeting of shareholders of the Company. Cumulative voting is not permitted or required. Dividends are payable on the Common Shares at the discretion of the Board of Directors. The holders of the Common Shares are not liable to further capital calls on such shares by the Company. In the event of the liquidation, dissolution or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the Common Shares rank subordinate to the Class “A” Preference Shares, the Class “B” Preference Shares, and the Class “C” Preference Shares with respect to the payment of any declared but unpaid dividends and repayment of the amount of capital paid up with respect of such Class “A” Preference Shares, Class “B” Preference Shares and Class “C” Preference Shares. Thereafter, the Class “A” Preference Shares, Class “B” Preference Shares and Class “C” Preference Shares are not entitled to any further distributions and the holders of the Common Shares shall be entitled to the distribution of all residual amounts on a pro-rated basis. Except as expressly provided by any special rights and restrictions which the directors may create, define or attach to any series of Class “A”, Class “B” or Class “C” Preference Shares (described below), the directors of the Company may, in their discretion, declare dividends with respect to the Common Shares only or with respect to any other class or series of shares. To date, the Class “A” Preference Shares Series A Convertible and the Class “B” Series 1 Preference Shares and the Class “B”: Series 2 Preference

Shares are the only Preference Shares which have been issued with a priority for payment of dividends over the Common Shares.
b)	100,000,000 Class “A” Preference Shares without par value — These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “A” Preference Shares, including voting rights; however, no one series of Class “A” Preference Shares may be issued with a right to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “A” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “A” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of the Class “A” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference Shares and the Class “B” Preference Shares (described below) shall be entitled pari passu to be paid such amount as the special rights and restrictions attaching to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class “A” Preference Shares and Class “B” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “A” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “A” Preference Shares may be altered or amended only by way of a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “A” Preference Shares.

To date, only one series of shares has been created by the Board of Directors out of the Class “A” Preference Shares, namely, 10,000,000 shares which have been designated as Class “A” Preference Shares Series A Convertible without par value (the “Series A Convertible Shares”). Each Series A Convertible Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series A Convertible Share may be converted at the option of the holder into one Common Share at any time. In each calendar year, the holders of the Series A Convertible Shares shall be entitled to receive, in priority to the Common Shares, non-cumulative dividends at a rate not exceeding $0.01 per Series A Convertible Share, when, as and if so declared by the Board of Directors, in its discretion, out of the net profits and surplus of the Company properly applicable to the payment of dividends. The Series A Convertible Shares are not subject to any right of redemption at the option of the holder or the Company. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared or accrued but unpaid, the holders of the Series A Convertible Shares shall be entitled to be paid the amount of paid up capital on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company, but in subordination to payment of the paid up capital plus any accrued but unpaid dividends on the Class “B” Preference Shares. After such payment, the holders of the Series A Convertible Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series A Convertible Shares are fully paid.
c)	100,000,000 Class “B” Preference Shares with a par value of $50.00 each — These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “B” Preference Shares, including voting rights; however, no one series of Class “B” Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “B” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “B” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class “B” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “A” Preference Shares described above and the Class “B” Preference Shares shall be entitled pari passu to be paid such amount as the special rights and restrictions attached to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares of the Company. After such payment, the holders of the Class “A” Preference Shares and Class “B” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “B” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “B” Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 75% of the votes cast by holders of voting shares at a meeting of the holders of that series of Class “B” Preference Shares.

To date, two series of shares has been created and issued by the Board of Directors out of the Class “B” Preference Shares, namely:
▪	10,000,000 shares which have been designated as Class “B” Series 1 Preference Shares with a par value of $50.00 each (the “Series 1 Preference Shares”). Each Series 1 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 1 Preference Share may be converted at the option of the holder into 45.5 Common Shares at any time. The Company has the right to require the shareholders of the Series 1 Preference Shares to convert each such share into 45.5 Common Shares if (i) at any time after 13 months following the issuance of the Series 1 Preference Share, the closing trade price of the Company’s Common Shares exceeds $2 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than $2.20. The holders of the Series 1 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of $3.00 per Series 1 Preference Share, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares or Class “A” Preference Shares. The Series 1 Preference Shares are redeemable at the option of the Company at any time after the fifth anniversary of the issuance date for an amount equal to the original issuance price plus all accrued but unpaid dividends on such shares. The Series 1 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Series 1 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class “A” Preference Shares. After such payment, the holders of the Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series 1 Preference Shares were fully paid. There are currently none outstanding.

▪	10,000,000 million shares which have been designated as Class “B” Series 2 Preference Shares with a par value of $50.00 each (the “Series 2 Preference Shares”). Each Series 2 Preference Share entitles the holder to one vote either in person or by proxy at any general meeting of the shareholders of the Company. Each Series 2 Preference Share may be converted at the option of the holder into 58.82353 Common Shares at any time. The Company has the right to require the shareholders of the Series 2 Preference Shares to convert each such share into 58.82353 Common Shares if (i) at any time after 12 months following the issuance of the Series 2 Preference Share, the closing trade price of the Company’s Common Shares exceeds $2.13 for at least 20 consecutive trading days, or (ii) at any time, the Company completes a firm public underwritten offering of its Common Shares for more than US$40,000,000 at a price per Common Share greater than $1.70. The holders of the Series 2 Preference Shares shall be entitled to receive in each calendar year when, as and if declared by the Board of Directors, in its discretion, cumulative dividends at a rate of 7% per annum, out of the net profits and surplus of the Company properly applicable to the payment of dividends, in priority to the payment of any dividend on the Common Shares, Class “A” Preference Shares.

and any other shares ranking junior to the Series 2 Preference Shares. The Series 2 Preference Shares are redeemable at the option of the Company at any time after the third anniversary of the issuance date for an amount equal to the original issuance price plus a premium of 20% and payment of all accrued but unpaid dividends on such shares. The Series 2 Preference Shares are not subject to any right of redemption at the option of the holder. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, the holders of the Series 2 Preference Shares shall be entitled to be paid the amount of paid up capital plus all accrued but unpaid dividends on such shares, out of the assets of the Company in preference to and in priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares or Class “A” Preference Shares. After such payment, the holders of the Series 1 Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. There are no sinking fund provisions for any further capital calls on such shares. All issued and outstanding Series 1 Preference Shares are fully paid; and
d)	An unlimited number of Class “C” Preference Shares without par value. — These shares may be issued in one or more series. The directors have the power to alter the Notice of Articles and Articles of the Company from time to time to fix the number of shares in, and to determine the rights, privileges and restrictions attached to each series of Class “C” Preference Shares, including voting rights; however, no one series of Class “C” Preference Shares may be issued with rights to payment of dividends or a return of capital on a winding-up or dissolution of the Company in priority to any other series of Class “C” Preference Shares. In addition, if the right to cumulative dividends is attached to a series of Class “C” Preference Shares issued by the Company, and such dividends are not paid in full, the shares of all series of Class “C” Preference Shares are entitled to participate ratably in respect of accumulated dividends in accordance with the amounts that would be payable on those shares if all the accumulated dividends were paid in full. In the event of the liquidation, dissolution, or winding-up of the Company or any distribution of its assets for the purpose of winding up its affairs, after the payment of any dividends which have been declared but unpaid, the holders of the Class “C” Preference Shares described above shall be entitled to be paid such amount as the special rights and restrictions attached to such shares shall provide and, in the absence of any express provision with respect to such payments, the amount of paid up capital on such shares, out of the assets of the Company in preference to and priority over any payment or distribution of any capital asset or monies to the holders of the Common Shares and any other shares ranking junior to the Class “C” Preference Shares but in subordination to the Series ! Preference Shares and Series 2 Preference Shares. After such payment, the holders of the Class “C” Preference Shares shall not be entitled to share in any other distribution of the property or assets of the Company. Once a series of Class “C” Preference Shares is designated by the Board of Directors, the rights, privileges and conditions attached to such series of Class “C” Preference Shares may be altered or amended only by a special resolution passed by a majority of not less than 66 2/3% of the votes cast by holders of Class “C” Preference Shares at a meeting of the holders of that series of shares.To date, no series of shares has been designated by the Board of Directors out of the Class “C” Preference Shares,

6. MARKET FOR SECURITIES
Trading Price and Volume
The issued and outstanding common shares of OSI (30,367,309 as at November 30, 2005) are listed for trading on the Toronto Stock Exchange (“TSX”) and are quoted for trading on the Over the Counter Bulletin Board (“OTCBB”) under the trading symbols TSX: OSI and OTCBB: OFSYF, respectively.
The following table summarizes the stock market activity, in Canadian dollars, for our common shares on the TSX for the 12 months ended November 30, 2005.

	Opening			Closing	Trading
Month	price	High	Low	price	volume

Dec-04	$0.85	$0.89	$0.80	$0.81	391,960
Jan-05	$0.84	$0.9	$0.81	$0.84	332,915
Feb-05	$0.85	$0.89	$0.70	$0.87	471,895
Mar-05	$0.87	$0.93	$0.82	$0.89	384,639
Apr-05	$0.88	$0.94	$0.67	$0.73	327,921
May-05	$0.73	$0.84	$0.73	$0.75	180,141
Jun-05	$0.74	$0.91	$0.70	$0.85	350,962
Jul-05	$0.89	$1.14	$0.84	$1.00	1,157,232
Aug-05	$1.00	$1.10	$0.95	$1.06	1,803,475
Sep-05	$1.05	$1.11	$0.94	$1.09	588,270
Oct-05	$1.07	$1.09	$0.75	$0.93	387,914
Nov-05	$0.89	$0.94	$0.77	$0.85	781,166
Prior Sales
In April 2005 we completed a private placement of 19,500 units for gross proceeds of $19,500,195. Each unit was comprised of 20 Class B Series 2 Preference Shares and 588 share purchase warrants. The issue price was $1,000.01, of which $1,000.00 was allocated to the 20 Class B Series 2 Preference Shares and $0.01 to the warrants. As a result of the private placement, we issued a total of 390,000 Class B Series 2 Preference Shares at a price of $50 per share for total consideration of $19,500,000, and 11,466,000 share purchase warrants for total nominal consideration of $195.00. In addition we issued a total of 929,064 share purchase warrants to parties who provided investment banking or advisory services to us in connection with the private placement. Neither the Class B Series 2 Preference Shares nor the share purchase warrants are listed or quoted for trading.
7. ESCROWED SECURITIES

	Number of securities
Designation of class	held in escrow	Percentage (%) of class

Class A preference shares — Series A	30,262	100.0
Class B preference shares — Series 1	—	0.0
Class B preference shares — Series 2	—	0.0
Common shares	—	0.0
The escrowed Class A preference shares Series A Convertible are held by Computershare Trust Company of Canada, located at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C. The Class A Series A Shares are convertible into common shares on a one for one basis. A total of 3,000,000 Class A Series A Shares were issued in 1990 to the former shareholders of Offshore Systems Ltd. pursuant to a share exchange agreement under which the Company acquired all of the issued and outstanding shares of Offshore Systems Ltd. In accordance with the policies of the Vancouver Stock Exchange (as the TSX Venture Exchange was then known), all of the Class A Shares were required to be placed in escrow for release on an earn-out basis. The Vancouver Stock Exchange approved the release from escrow of all of the Class A Series A Shares in 1996. Since 1996 all of the Class “A” Preference Shares have been released from escrow and converted into common shares with the exception of 30,262 of such shares. Those shares are no longer subject to any escrow restrictions and may be converted at any time into common shares of the Company, by notice in writing from the holders.

8. DIRECTORS AND OFFICERS
The following table sets forth the names, province or state and country of residence of all of our directors and executive officers as well as the positions and offices held by such persons with us, and their principal occupations during the past five years.

Principal occupation for
Name and office held	past five years	Director since

RAYMOND JOHNSTON (2)(3)	12/99 to present: President, of Chamber	11/14/00
Director,	of Maritime Commerce, an entity which	(and from 12/94 to 9/98)
Chair of the Board	promotes the interests of the commercial
marine industry in Canada.
Québec, Canada

E. BRINTON COXE(1)	02/99 to present: Chairman of E.B. Coxe	7/20/04
Director	& Co., LLC a company which specializes
in funding, and managing small cap
Connecticut, United States	companies and providing consulting
services to investment funds.

KENNETH KIRKPATRICK	11/05 to present: President & Chief	11/07/05
Director	Executive Officer
President & Chief Executive Officer
2/05 to 11/05 : Chief Operating Officer
British Columbia, Canada
5/01 to 2/05 : Vice President, Operations

12/97 to 5/01: Vice President & Chief
Operating Officer, Triathlon Ltd. subsidiary
of MacDonald Dettwiler & Associates

HELMUT F. LOBMEIER(1) (2) (3)	Previous Co-owner PSL Steel Ltd.,	4/26/90
Director	Independent Businessman

British Columbia, Canada

CAPTAIN WALTER P. PURIO(1) (2) (3)	2000 to present: Independent Marine	1/14/99
Director	Consultant; U.S. flag shipmaster

Texas, United States

GERALD J. SHIELDS	Lawyer engaged in private practice with	4/8/05
Director	the firms of Godinho Sinclair Shields
(1998 until July, 2005) and of Clark Wilson
British Columbia, Canada	LLP (July, 2005 to present).

ANDREW CARNIEL	11/05 to present: Vice President,	N/A
Vice President Corporate	Corporate Development
Development

5/01 to 11/05: Vice President, Business
British Columbia, Canada	Development and Corporate Secretary

5/98 to 5/01: Director of Operations,
Offshore Systems Ltd.

Principal occupation for
Name and office held	past five years	Director since

JOHN SENTJENS	11/05 to present: Vice President, Finance	N/A
Vice President, Finance and	and Corporate Secretary
Corporate Secretary

8/01 to 11/05: Corporate Controller

British Columbia, Canada

11/99 to 8/01: Controller, Triathlon Ltd.
subsidiary of MacDonald Dettwiler &
Associates Ltd.

Notes:
(1) Member of Audit Committee
(2) Member of Human Resources and Compensation Committee
(3) Member of Executive Committee
(4) The term of office of all directors commences on the date of their appointment and terminates immediately before the holding of the annual general meeting of securityholders next following their appointment.
The number and percentage of securities of each class of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, by all of our directors and executive officer as a group is as follows:
a)	Common Voting Shares — a total of 1,016,451 shares, representing 3.3% of all issued and outstanding common shares;

b)	Class B Series 2 Preference Shares— a total of 2,000 shares, representing 0.6% of all issued and outstanding Class B Series 2 Preference Shares.
Conflicts of Interest
Mr. E. Brinton Coxe, a director of the Company, provided advisory services to us in connection with a private placement financing, for which he was paid substantial compensation. Please see “Item 14- MATERIAL CONTRACTS”. In addition, subsequent to completion of the financing Mr. Coxe provided financial advisory services to us, for which he was paid U.S. $125,000.
Gerald J. Shields, who was elected to the Board of Directors of the Company in April of 2005, was until July of 2005 a principal of a law firm which provided legal services to us. At that time he became a partner of another law firm which provides ongoing legal services to us.

9. AUDIT COMMITTEE
Audit Committee Charter
The Charter of the Audit Committee of our Board of Directors is appended to this AIF as Appendix A.
Composition of the Audit Committee
The following are the members of the Audit Committee:

	Independent(1)	Financially Literate(1)	Financial Expert

Helmut Lobmeier	Yes	Yes	No
Walter Purio	Yes	Yes	No
E. Brinton Coxe	No	Yes	No

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).
Relevant Education and Experience of Audit Committee Members
Helmut F. Lobmeier, Director
Mr. Lobmeier is an independent businessman who co-founded P.S.L. Steel Ltd., a steel fabrication facility which in 1979 and co-managed it until selling the business in 2000. Mr. Lobmeier began his financial and professional involvement with OSI in 1984 when it was a private company. The relationship between Mr. Lobmeier and OSI has continued throughout the 22 years since his initial contributions, which included providing seed capital for OSI
Captain Walter P. Purio, Director
Captain Purio graduated from the U.S. Merchant Marine Academy at Kings Point, NY in 1978 . He holds an MBA in Finance and Business Policy from the University of Chicago, and an MBA in International Business and a Certificaat van Aspekten Europese Integratié from the Katholieke Universitat Leuven in Belgium. In 1993, Captain Purio founded P AND H MARINE ASSOCIATES, INC. a maritime quality and safety consultancy firm. In May 2000, Captain Purio joined Bailey Martin, Inc. (BMI) as President. BMI provides executive consulting services in marine safety, quality and environmental management systems. In addition to his duties with BMI, Captain Purio deploys regularly as Master of the SS Cape Jacob, a military Sealift Command vessel pre-positioned in the western Pacific Ocean.
E. Brinton Coxe, Director
Mr. Brinton Coxe has more than 25 years of experience in the areas of corporate finance and mergers and acquisitions. He is Chair of E.B. Coxe & Co., LLC of Greenwich, CT., a company that specializes in funding and managing small cap companies. Mr. Coxe also provides senior advisory services in connection with transactions and financings to SDS Capital Partners, LLC, a group of investment funds with more than US$350 million under management. Mr. Coxe holds a B.A. in Economics from St. Lawrence University in Canton, New York.
Reliance on Certain Exemptions
At no time since the commencement of our most recently completed fiscal year have we relied on the exemptions in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or Part 8 of MI 52-110.
Audit Committee Oversight
At no time since the commencement of the most recently completed fiscal year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Pre-Approval Policies and Procedures
The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services. (See section 6(c) “Relationship with External Auditors” of the Audit Committee Charter attached as Appendix A)
External Auditor Service Fees (By Category)
The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year ending November 30	2005	2004

Audit fees	$212,634	$102,195
Audit-related fees	100,609	9,822
Tax fees	147,170	50,523
All other fees	3,039	23,815
10. PROMOTERS
The Company has not had a promoter during the past three years or during the current fiscal year.
11. LEGAL PROCEEDINGS
In the normal course of business activities we may become subject to various legal actions. We generally contest these actions and believe that their resolution will not have a material adverse effect on our financial condition.
In July 2002 two of our subsidiaries, Offshore Systems Ltd. and OSI Geomatics Ltd, and four employees were named as co-defendants in a lawsuit commenced in the Supreme Court of British Columbia by Triathlon Ltd., a subsidiary of MacDonald, Dettwiler and Associates Ltd. The lawsuit is related to the alleged use of confidential information and alleged breach of fiduciary duty. The plaintiff is claiming an unspecified amount of damages. The lawsuit currently remains pending and we are continuing to defend it. No amount has been accrued on our financial statements at November 30, 2005 in respect of these claims because in our view the claims are without merit, and because the potential liability for the claims and the amount of damages, if any, cannot be reasonably estimated.
12. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
The Company has not entered into any transactions with our executive officers, members of our Board of Directors or holders of 10% or more of our shares during the last three years, except for the transactions with the directors described in Item 8 –“DIRECTORS AND OFFICERS – Conflicts of Interest” above.
13. TRANSFER AGENT AND REGISTRAR
The Company’s transfer agent and registrar is Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia and Toronto, Ontario.
14. MATERIAL CONTRACTS
During the financial year ended November 30, 2005 we entered into the following material contracts which are not in the ordinary course of business:
(a)	In April 2005, we completed a private placement of 19,500 units for gross proceeds of $19,500,195. Each unit was comprised of 20 Class B Series 2 Preference Shares and 588 share purchase warrants. The Preference Shares entitle the holders to receive a fixed preferential cumulative 7% dividend payable semi-annually. Each Preference Share is convertible at the option of the holder at any time into 58.8235 common shares, calculated by dividing the issue price of $50.00 for each Preference Share by the conversion price of $0.85. Each warrant entitles the holder to purchase one common share at the exercise price of $0.85 for a period of 5 years

(b)	Pursuant to an agreement dated March 8, 2005, we engaged Brinton Coxe, a director of the Company. to provide advisory services to us in connection with the private placement described above, for which we paid him cash compensation of $815,908 and issued to him 350,000 share purchase warrants having the same terms as the warrants issued to the investors. The cash compensation of $815,908 paid to Mr. Coxe includes an adjustment in the amount of $15,908 to reflect exchange rate fluctuations between the U.S. dollar and Canadian dollar.

(c)	Pursuant to an agreement dated March 8, 2005, we engaged C.E. Unterberg, Towbin to provide investment banking and financial advisory services to us in connection with the private placement described above, for which we paid them fees of $1.0 million and issued to them 579,064 share purchase warrants having the same terms as the warrants issued to the investors.

(d)	On April 8, 2005, we completed the acquisition of all of the outstanding shares of Mapcon Mapping Consultants Inc. for total cash consideration of approximately $1.3 million.

(e)	On November 2, 2005, we entered into an agreement to acquire all of the shares of CHI Systems Inc. for total cash and share consideration of approximately $10.3 million. That acquisition was completed on December 14, 2005.
15. INTERESTS OF EXPERTS
Ernst & Young LLP, of Vancouver, British Columbia, Canada are our external auditors. The auditors provided the Auditors’ Report to the Shareholders of the Company for the fiscal year ended November 30, 2005 that is filed with the Company’s annual financial statements. Ernst & Young LLP does not hold any registered or beneficial interests, direct or indirect, in any securities or property of the company or any of its affiliates.
16. ADDITIONAL INFORMATION
Additional information, including information on directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, stock options to purchase securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for our most recent annual meeting of securityholders that involved the election of directors.
Additional financial information is also provided in our financial statements and MD&A for our most recently completed financial year.
Additional information relating to us may be found on SEDAR at www.sedar.com.

APPENDIX A
OFFSHORE SYSTEMS INTERNATIONAL LTD.
AUDIT COMMITTEE CHARTER
This Charter outlines how the Audit Committee will use its reasonable efforts to satisfy the requirements set forth by the Board in its mandate. This Charter comprises:
A. Organization
This Charter comprises:
•	Operating Principles;

•	Operating Procedures;

•	Specific Responsibilities and Duties.
This charter governs the operations of the Audit Committee. The Board of Directors shall appoint an Audit Committee (the “Committee”) of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson or delegate the authority to designate a chairperson to the Committee. For purposes hereof, members shall be considered independent as long as they satisfy all of the independence requirements for Board Members as set forth in the applicable stock exchange listing standards.
The Committee has the responsibilities and powers set forth in this Charter. Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements, for the appropriateness of the accounting principles and reporting policies that are used by the Company and for implementing and maintaining internal control over financial reporting. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements.
The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee will take appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices, and ethical behavior.
B. Operating Principles
The Committee shall fulfill its responsibilities within the context of the following principles:
1.	Committee Values: The Committee expects the management of the Corporation to operate in compliance with the Corporation’s corporate policies; with laws and regulations governing the Corporation; and to maintain strong financial reporting and control processes.

2.	Communications: The members of the Committee expects to have direct, open and frank communications throughout the year with management, other Committee Chairmen, the external auditors, the Internal Auditor and other key Committee advisors as applicable.

3.	Financial Literacy: All Audit Committee members should be financially literate and at least one of them should have accounting or related financial experience. “Financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. “Accounting or related financial experience” means the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian and United States generally accepted accounting principles.

4.	Annual Audit Committee Work Plan: The Committee, in consultation with management and the external auditors, shall develop an annual Audit Committee Work Plan responsive to the Committee’s responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall develop and participate in a process for review of important financial topics that have the potential to impact the Corporation’s financial disclosure.

5.	Meeting Agenda: Committee meeting agendas shall be the responsibility of the Chairman of the Committee in consultation with Committee members, senior management and the external auditors.

6.	Committee Expectations and Information Needs: The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at least one week in advance of meeting dates.

7.	External Resources: To assist the Committee in discharging its responsibilities, the Committee may, in addition to the external auditors, at the expense of the Corporation, retain one or more persons having special expertise.

8.	In Camera Meetings: At each meeting of the Committee, the members of the Committee shall meet in private session with the external auditors; with management; and with the Committee members only.

9.	Reporting to the Board: The Committee, through its Chairman, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

10.	Committee Self-Assessment: The Committee shall annually review, discuss and assess its own performance. In addition, the Committee shall periodically review its role and responsibilities. The Committee shall report to the Board concerning its assessments and reviews promptly following each assessment and review.

11.	The External Auditors: The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall be accountable to the Board through the Audit Committee. The external auditors shall report all material issues or potentially material issues to the Committee.

12.	Other Responsibilities: Members shall not serve on more than three public company audit committees simultaneously.

C.	Operating Procedures

1.	The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chairman, upon the request of two (2) members of the Committee or at the request of the external auditors.

2.	A quorum shall be a majority of the members.

3.	Unless the Committee otherwise specifies, a member of the Committee shall act as recording secretary of all meetings of the Committee.

4.	In the absence of the Chairman of the Committee, the members shall appoint an acting Chairman.

5.	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.

6.	A resolution in writing, signed by all of the Audit Committee members entitled to vote on that resolution at a meeting of the Audit Committee, is as valid as if it had been passed at a meeting of the Committee.

D.	Specific Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:
1.	Financial Reporting:
(a)	Review the Corporation’s annual and quarterly financial statements with management and the external auditors to gain reasonable assurance that the statements are accurate, complete, represent fairly the Corporation’s financial position and performance and are in accordance with the applicable GAAP and report thereon to the Board before such financial statements are approved by the Board;

(b)	Review with management and the external auditors the financial statements of the Corporation’s material subsidiaries;

(c)	Receive from the external auditors reports on their review of the annual and quarterly financial statements;

(d)	Receive from management a copy of the representation letter provided to the external auditors and receive from management any additional representations required by the Committee;

(e)	Review and, if appropriate, recommend approval to the Board of news releases and reports to shareholders issued by the Corporation with respect to the Corporation’s annual and quarterly financial statements; and

(f)	Review and, if appropriate, recommend approval to the Board of prospectuses, material change disclosures of a financial nature, Management’s Discussion and Analysis, annual information forms and similar disclosure documents to be issued by the Corporation.
2.	Accounting Policies:
(a)	Review with management and the external auditors the appropriateness of the Corporation’s accounting policies, disclosures, reserves, key estimates and judgments, including changes or variations thereto and to;

(b)	Obtain reasonable assurance that they are in compliance with the applicable GAAP; and report thereon to the Board; and

(c)	Review with management and the external auditors the degree of conservatism of the Corporation’s underlying accounting policies, key estimates, judgments and reserves.
3.	Risk and Uncertainty:
(a)	Acknowledge that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Corporation, determine the Corporation’s tolerance for risk and approve risk management policies. The Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:
(i)	Reviewing with management the Corporation’s tolerance for financial risks;

(ii)	Reviewing with management its assessment of the significant financial risks facing the Corporation;

(iii)	Addressing those significant financial risks; and

(iv)	Reviewing with management its plans, processes and programs to manage and control such risks;
(b)	Review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments;

(c)	Review regularly with management, the external auditors and the Corporation’s legal counsel, any legal claim or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these matters have been disclosed in the financial statements.

4.	Financial Controls and Control Deviations:
(a)	The Committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of internal control over financial reporting, including any significant deficiencies or material weaknesses identified by management of the Company. In addition, the Committee shall discuss with management, the internal auditors, and the independent auditors any significant changes in internal control over financial reporting.

(b)	Review the plans of the internal and external auditors to gain reasonable assurance that the combined evaluation and testing of internal financial controls is comprehensive, coordinated and cost-effective;

(c)	Receive regular reports from management, the external auditors and its legal department on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereto.

(d)	The Committee shall review and approve all related party transactions.
5.	Compliance with Laws and Regulations:
(a)	Review regular reports from management and others (e.g. external auditors) with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements including:
(i)	Tax and financial reporting laws and regulations; and

(ii)	Legal withholding requirements;
(b)	Review the status of the Corporation’s tax returns and those of its subsidiaries.

(c)	The Committee shall review the Company’s compliance systems with respect to legal and regulatory requirements and review the Company’s code of conduct and programs to monitor compliance with such programs. The Committee shall receive corporate attorneys’ reports of evidence of a material violation of securities laws or breaches of fiduciary duty.
6.	Relationship with External Auditors:
(a)	Recommend to the Board the nomination of the external auditors;

(b)	Approve the remuneration and the terms of engagement of the external auditors as set forth in the Engagement Letter;

(c)	Pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform non-audit services proscribed by law or regulation. (The Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.);

(d)	Review the performance of the external auditors annually or more frequently as required;

(e)	Receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client;

(f)	Receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Corporation;

(g)	Review with the external auditors their required communications including the scope of the audit, the areas of special emphasis to be addressed in the audit, the extent to which the external audit can be coordinated with internal audit activities and the materiality levels which the external auditors propose to employ;

(h)	Meet regularly with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee;

(i)	Establish effective communication processes with management and the Corporation’s internal and external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee;

(j)	Determine that the independent audit firm has a process in place to address the rotation of the lead audit partner and other audit partners serving the account as required under the required independence rules;

(k)	Regularly review with the independent auditors any audit problems or difficulties encountered during the course of the audit work, including any restrictions on the scope of the independent auditors’ activities or access to requested information, and management’s response; and

(l)	Review any accounting adjustments that were noted or proposed by the auditors but were “passed” (as immaterial or otherwise); any communications between the audit team and the audit firm’s national office relating to problems or difficulties encountered with respect to significant auditing or accounting issues; and any “management” or “internal control” letter issued, or proposed to be issued, by the audit firm to the Company.
7.	Accountability:
(a)	Review and update this Charter on a regular basis for approval by the Board;

(b)	From time to time, as requested by the Board, disclose its Mandate and this Charter in the Corporation’s statement of corporate governance practices;

(c)	Review the description of the Committee’s activities as set forth in the Corporation’s statement of corporate governance practices;

(d)	Retain and compensate such outside legal, accounting, or other advisors, as it considers necessary in discharging its oversight role; and

(e)	Determine the appropriate funding needed by the Committee for payment of: (1) compensation to the independent audit firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services for the Company; (2) compensation to any advisors employed by the Committee; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“Ken Kirkpatrick”

Title: President & CEO
Date: February 28, 2006